UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February, 2025

Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

7404 King George Blvd., Suite 200, King’s Cross

Surrey, British Columbia V3W 1N6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Exhibit 99.1 to this Current Report on Form 6-K contains additional information relating to the Merger, Purchaser and the Company (in each case, as defined below), including risk factors relating to the Merger, Purchaser and the Company, the Company’s management’s discussion and analysis of financial condition and results of operations, a description of Company’s business, and the financial statements of the Company’s operating subsidiary. Stockholders of Purchaser and other interested parties are encouraged to carefully read this report, including the information attached hereto and all of the exhibits hereto, because they contain important information about the Merger, Purchaser and Company.

Entry into a Material Definitive Agreement.

Merger Agreement

On February 26, 2025, Siyata Mobile Inc., a corporation existing under the laws of the Province of British Columbia (“Purchaser” or “Siyata”), entered into a Merger Agreement (the “Merger Agreement”) with Core Gaming, Inc., a Delaware corporation (the “Company” or “Core”), and Siyata Core Acquisition U.S., Inc., a Delaware Corporation and wholly-owned subsidiary of Purchaser (“Merger Sub”). Purchaser, Merger Sub and the Company may each be referred to hereinafter as a “Party” and, collectively, as the “Parties.”

Merger

Pursuant to the Merger Agreement, the Parties will effect the following transactions:

a)	The Company will merge (the “Merger”) with and into Merger Sub, with the Company continuing as the surviving entity and a wholly owned subsidiary of Purchaser;

b)	In exchange for the outstanding shares of the Company’s common stock, Purchaser will issue common shares to the shareholders of the Company based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of Purchaser’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger;

c)	On the Closing Date (as defined in the Merger Agreement), the Parties will cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of Delaware. The Merger will become effective on the date and time specified in the Certificate of Merger (the “Effective Time”); and

d)	At the Effective Time, all assets, properties, rights, privileges, powers, and franchises of the Company and Merger Sub will vest in the Company as the surviving corporation in the Merger.

In the event that the number of Siyata common shares (the “Legacy Siyata Shares”) held by Siyata’s stockholders who are Siyata’s stockholders immediately prior to the Effective Time (the “Legacy Stockholders”) would equal, following issuance of the merger consideration shares, less than 10% of the issued and outstanding common shares of Siyata on a fully diluted basis, then Siyata shall declare a stock dividend on the Legacy Siyata Shares outstanding as of the record date that is one business day prior to the Effective Time, such that the number of Siyata common shares held by the Legacy Stockholders represents at least 10% of the then-issued and outstanding common shares of Siyata. The stock dividend shall be paid on a date that is no more than six months after the Effective Time.

Representations and Warranties; Covenants

Pursuant to the Merger Agreement, the Parties made customary representations and warranties for transactions of this type. The covenants and agreements of Purchaser, Merger Sub and the Company that by their terms are to be performed prior to the closing of the transactions contemplated by the Merger Agreement (the “Closing”) or otherwise relate solely to the period prior to the Closing shall, in each case, terminate at the Closing. The covenants and agreements of Purchaser, Merger Sub and the Company that by their terms are to be performed at or after the Closing shall, in each case, survive until fully performed. In addition, the Parties agreed to be bound by certain covenants that are customary for transactions of this type, including obligations of the Parties during the period between the date of the execution of the Merger Agreement and the Closing (the “Interim Period”) to use commercially reasonable efforts to operate their respective businesses in the ordinary course, and to refrain from taking certain specified actions without the prior written consent of the other Party, in each case, subject to certain exceptions and qualifications.

Closing Conditions

Pursuant to the Merger Agreement, the obligations of the Parties to effect the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of certain customary closing conditions of the respective Parties, including, without limitation: (i) the approval by the Company’s stockholders of the Merger Agreement; (ii) the receipt of all necessary governmental approvals to consummate the transactions contemplated by the Merger Agreement; (iii) the absence of any law or government order enacted or made effective after the date of the Merger Agreement that enjoins, prohibits, or makes illegal the consummation of the transactions contemplated by the Merger Agreement; (iv) the representations and warranties of the Parties being true and correct as of the Closing Date, subject to the materiality standards set forth in the Merger Agreement; (v) material compliance by the Parties with their pre-closing obligations and covenants, subject to the standards set forth in the Merger Agreement; (vi) the Parties having obtained all necessary corporate approvals, including approval from their Board of Directors; (vii) no material adverse effect having occurred with respect to the other Party or Parties since the date of the Merger Agreement; (viii) the delivery of required closing documents by the Company to Purchaser, as set forth in the Merger Agreement; (ix) the absence of any event that would reasonably be expected to cause a material adverse effect on the Parties; (x) with respect to the Company’s obligations to effect the transactions contemplated by the Merger Agreement, Purchaser’s common shares being continuously listed on Nasdaq and no orders from Nasdaq that could result in the delisting of Purchaser’s common shares; and (xi) the receipt of an officer’s certificate of the other Party certifying as to satisfaction of certain of the closing conditions.

Purchaser’s Conduct of Business During the Interim Period

During the Interim Period, the conduct of Purchaser’s business will be subject to the restrictions contained in the Merger Agreement, which include restrictions on/to: (i) amending, modifying, or supplementing its organizational documents, except as provided for in the Merger Agreement; (ii) amending, waiving, or otherwise changing any provision of, terminating, or compromising any material right under any Material Contract (as defined in the Merger Agreement) prior to its scheduled expiration date; (iii) other than in the ordinary course of business, modifying, amending, or entering into any contract, including for capital expenditures, that extends for a term of one year or more or obligates the payment by Purchaser (or any of its subsidiaries) of more than $200,000 individually or $1,000,000 in the aggregate; (iv) making any capital expenditures in excess of $200,000 individually or $1,000,000 in the aggregate; (v) selling, leasing, or otherwise disposing of any of its material assets, except pursuant to existing contracts or commitments disclosed in the Merger Agreement or in the ordinary course of business; (vi) selling, abandoning, permitting to lapse, assigning, transferring, or otherwise disposing of any intellectual property owned by Purchaser, except where such action would not reasonably be expected to cause a material adverse effect on the Company or Purchaser; (vii) (A) paying, declaring, or setting aside any dividends, distributions, or other amounts with respect to its capital stock or other equity interests, other than dividends or distributions declared, set aside, or paid by any wholly-owned subsidiary; (B) paying, declaring, or promising to pay any other amount to any stockholder or other equity holder in its capacity as such; and (C) amending any term, right, or obligation with respect to any outstanding shares of its capital stock or other equity interests; (viii) (A) making any loan, advance, or capital contribution to, or guarantee for the benefit of, any person or entity; (B) incurring any indebtedness other than intercompany indebtedness and trade payables in the ordinary course of business; and (C) repaying or satisfying any indebtedness other than in accordance with its terms; (ix) suffering or incurring any lien, other than Permitted Liens (as defined in the Merger Agreement), on its assets; (x) delaying, accelerating or cancelling, or waiving any material right with respect to, any receivables or indebtedness owed to it, or writing off or making reserves against the same, other than in the ordinary course of business; (xi) merging, consolidating, or entering a similar transaction with, or acquiring all or substantially all of the assets or business of, any other person or entity, making any material investment in any person or entity, or being acquired by any other person or entity; (xii) adopting any severance, retention, or other employee benefit plan or failing to continue to make timely contributions to each such plan in accordance with the terms thereof; (xiii) waiving, releasing, settling, compromising, or otherwise resolving any action, except in the ordinary course of business or where such waivers, releases, settlements, or compromises involve only the payment of monetary damages in an amount less than $500,000 in the aggregate; (xiv) changing its principal place of business or jurisdiction of organization; and (xv) authorizing, recommending, proposing, or announcing an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization, or similar transaction involving it or any of its subsidiaries.

Notwithstanding the foregoing restrictions on Purchaser’s activities, pursuant to the Merger Agreement, during the Interim Period and prior to the Closing, Purchaser will be permitted to continue raising capital through its existing equity line of credit and at the market agreement with Hudson Global Ventures, LLC by way of the offer and sale of shares of Purchaser’s common shares. The amount of capital raised by Purchaser will have no impact on the aggregate ownership percentage of Purchaser that will be owned by stockholders of Purchaser and the Company at the Effective Time.

Post-Closing Board of Directors and Officers of Purchaser

The board of directors of Purchaser at the Effective Time will consist of five members, four of whom will be designated by the Company and one of whom will be Marc Seelenfreund. The officers of Purchaser at the Effective Time will be Aitan Zacharin as the Chief Executive Officer and Gerald Bernstein as the Chief Financial Officer.

The Merger Agreement provides that, to the extent permitted and in accordance with applicable law, none of the PTT Subsidiaries (as defined in the Merger Agreement) will have a board of directors and Marc Seelenfreund will be the sole officer of each of the PTT Subsidiaries, with full executive power and authority to operate the PTT Retained Business (as defined in the Merger Agreement).

Termination

The Merger Agreement may be terminated at any time prior to the Closing: (i) by the mutual written consent of Purchaser and the Company; (ii) by either Purchaser or the Company if the transactions have not been consummated by December 31, 2025 (the “Termination Date”), unless the failure to close is caused by the terminating Party’s breach of the Merger Agreement; (iii) by either Purchaser or the Company if a governmental order or law permanently prevents the consummation of the transactions contemplated by the Merger Agreement and such order or law has become final and non-appealable; (iv) by the Company if Purchaser breaches any representations, warranties, covenants, or agreements under the Merger Agreement that would cause a failure of certain Closing conditions, and such breach is not cured within specified timeframes, or if Purchaser fails to close the transaction within three business days after satisfaction of all Closing conditions and notice from the Company; (v) by Purchaser if the Company breaches its representations, warranties, covenants, or agreements under the Merger Agreement that would cause a failure of certain Closing conditions, and such breach is not cured within specified timeframes, or if the Company fails to close the transaction within three business days after satisfaction of all Closing conditions and notice from Purchaser.

If validly terminated the Merger Agreement becomes void with no further force or effect, except for liability in cases of fraud, willful and material breach, or failure to perform obligations under the Merger Agreement. In such cases, the breaching Party may be held liable for damages incurred, capped at $200,000.

The foregoing description of the Merger Agreement does not purport to be a complete description thereof and is qualified in its entirety by reference to the full text of the Merger Agreement filed as Exhibit 2.1 to this Form 6-K. The Merger Agreement provides investors with information regarding its terms and is not intended to provide any other factual information about the Parties. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement were made as of the execution date of the Merger Agreement only and are qualified by information in confidential disclosure schedules provided by the Parties in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement may have been used for the purpose of allocating risk between the Parties rather than establishing matters of fact. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual statements of fact about the Parties. Any terms not defined herein shall have the same meaning attributed to them in the Merger Agreement.

Fairness Opinion

The Company has obtained an independent fairness opinion from ValueScope, LLC., a marshall + stevens company (“ValueScope”), dated January 31, 2025. The full text of the ValueScope fairness opinion, which sets forth, among other things, the assumptions made, matters considered, procedures followed and limitations and qualifications in connection with the ValueScope fairness opinion, is included as Exhibit 99.2 attached to this Report. This summary of the ValueScope fairness opinion is qualified in its entirety by the full text of the opinion and the shareholders are urged to review the ValueScope fairness opinion in its entirety.

Registration Rights Agreement

In connection with entry into the Merger Agreement, the Company and Purchaser will enter into a registration rights agreement as a closing condition, in such form as shall be mutually agreed to by the Parties.

Employment Agreements

In connection with entry into the Merger Agreement, the Company and each individual as shall be mutually agreed upon by the Parties will enter into an employment agreement as a closing condition, in such form as shall be mutually agreed to by the Parties.

Unregistered Sales of Equity Securities.

The common shares to be issued to the Core shareholders in consideration and in connection with the Merger will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder.

Regulation FD Disclosure

Attached as Exhibit 99.3 hereto is a press release issued by the Purchaser announcing the execution of the Merger Agreement.

The information set forth under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward Looking Statements

Certain statements in this Report and in the exhibits hereto that are not historical facts, including, without limitation, statements relating to the Merger, including the ability to complete, and the timing of completion of, the transactions contemplated by the Merger Agreement, including the Parties’ ability to satisfy the conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” “continues,” or similar expressions. Such statements are based upon the current beliefs and expectations of management of the Company. These statements are subject to risks, uncertainties, changes in circumstances, assumptions and other important factors, many of which are outside management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. Actual results may differ materially from current expectations because of numerous risks and uncertainties including, among others: (1) the risk that the proposed transaction may not be completed in a timely manner or at all; (2) the risk of legal proceedings that may be instituted against Purchaser and/or the Company related to the Merger Agreement, which may result in significant costs of defense, indemnification and liability; (3) the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (5) the effects of disruption from the transactions on Purchaser’s or the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees and business partners; and (6) conditions beyond Purchaser’s and the Company’s control such as timing of holidays, weather, natural disasters, acts of war or terrorism. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in Purchaser’s public filings with the Securities and Exchange Commission from time to time, including Purchaser’s most recent Annual Report on Form 20-F for the year ended December 31, 2023. The Purchaser’s stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Purchaser undertakes no obligation to update any forward-looking statements, except as required by law.

Item 9.01 Financial Statements and Exhibits.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Merger Agreement, by and among Siyata Mobile Inc., Siyata Core Acquisition U.S., Inc., and Core Gaming, Inc., dated February 26, 2025
99.1	Information About the Merger and Core Gaming, Inc.
99.2	Fairness Opinion of ValueScope, LLC
99.3	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2025	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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